UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

November  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Contained in This Report:   Interim Consolidated Financial Statements for the nine months ended

                                                               September 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  November 11, 2004

                             By  “JohnF.(Jack)Engele”      (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

QUEENSTAKE RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis has been prepared as at November 9, 2004 unless otherwise indicated, and it should be read in conjunction with the unaudited consolidated financial statements of Queenstake Resources Ltd. ("Queenstake" or the "Company") as at September 30, 2004 and the notes thereto.  Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  Accordingly, all dollar figures are in U.S. dollars, unless otherwise indicated.

INTRODUCTION

The Company’s principal asset and only current source of revenue is its 100% owned Jerritt Canyon gold mine, 50 miles north of Elko, Nevada. The Jerritt Canyon Mine comprises four underground mines and  a 1.5 million ton per year capacity ore processing plant.  Jerritt Canyon also includes a prospective exploration project, comprised of approximately 100 square miles of land surrounding the existing mining and ore processing operations, together with a geological database compiled over the past 25 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production.

RESULTS OF OPERATIONS

Gold production

The Company began commercial scale gold production from the Jerritt Canyon Mine, its only producing gold mine, on June 30, 2003.  Gold production during the three-month period ended September 30, 2004 was 73,070 ounces, while cumulative nine-month gold production in 2004 was 182,949 ounces.  Key quarterly production statistics are illustrated in Table 1 below.

Table 1 – Jerritt Canyon Production Statistics
-=	Three months ended			-	-	-	-	-	-
	September 30,	June 30,	March 31,		December 31,			September 30,
-	2004	2004	2004		2003			2003
Gold ounces produced	73,070	61,247	48,632			68,411			81,590
Gold ounces sold	71,210	63,983	45,735			72,932			73,891

Average sales price per ounce	$402	$395	$406			$391			$365
Cash operating costs per ounce[1]	$303	$337	$388			$298			$247

Ore tons mined	296,474	284,737	242,498			248,036			296,305
Tons processed	358,600	323,782	291,832			369,465			397,663
Grade processed (opt)	0.224	0.208	0.209			0.212			0.229
Process recovery	91.1%	91.0%	79.7%			87.3%			90.0%

1The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced. This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance. Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 5 below.

Gold production for the three-month period ended September 30, 2004 was 73,070 ounces compared to 81,590 ounces for same period in 2003.  Third quarter 2004 production is lower principally due to the characteristics of the ore mined which required lower mill throughput to better control roaster temperature.

QUEENSTAKE RESOURCES LTD.

Several of the factors that affect production levels, such as the number of available working places in the mines, equipment availability and productivity have been improving. Although gold production for the period was approximately 6% below expectations, production for the quarter increased 20% relative to the second quarter and 50% relative to the first quarter. Production in the fourth quarter is expected to approximate 75,000 ounces.

Weather conditions affected gold production earlier in the year, and some difficulties were experienced in mining dilution and in maintaining mine development sequencing during the second quarter of 2004.

Total cash operating costs had been substantially as expected during the first six months of 2004. Increases in electricity and commodity prices, together with one-time processing plant maintenance costs resulted in approximately a 10% increase in total cash operating costs through the three-month period ended September 30, 2004.  Cash operating costs on a per-ounce basis for the three-month period ended September 30, 2004, at $303, demonstrated progressive improvement over the prior two quarters of 2004, principally a result of progressively improving gold production.  Analyzing the difference between $303 per ounce cost in the third quarter of 2004 and $247 per ounce for the same period in 2003: approximately half of the increase in the unit cost is attributed to the lower 2004 gold production; the remainder is attributable to increased costs.

Cash operating costs are expected to improve to an average of $285 to $295 per ounce for the remaining three months of the year and to average $315 to $325 per ounce for the full year.

Statements of loss

The Company reported a net loss of $5.4 million ($0.01 per share) and $17.6 million ($0.05 per share) for the three and nine-month periods ended September 30, 2004, respectively. The principal components of these losses are: loss from operations of $4.3 million and interest expense of $1.0 million during the three-months ended September 30, 2004; and a loss from operations of $13.0 million, other (income) and expense, net of ($0.7) million, and interest expense of $4.9 million during the nine-months ended September 30, 2004.

Loss from operations is illustrated in the Table 2 below.

Table 2

-	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(In millions of U.S. Dollars)	2004	2003	2004	2003
Gold sales	$28.0	$26.4	$70.6	$26.4
Costs and expenses
Operating costs	22.6	18.3	62.3	18.3
Depreciation, depletion and amortization	5.3	5.4	13.8	5.4
Exploration	3.2	-	5.0	-
General and administrative	1.2	0.5	2.5	1.6
	32.3	24.2	83.6	25.3
Loss from operations	$(4.3)	$2.2	$(13.0)	$1.1

Third quarter revenues of $28 million were generated from the sale of 71,210 ounces of gold.  The average gold price realized was $402 per ounce.  Revenue is net of a $0.7 million premium cost of gold put options which expired during the quarter. Revenues for the same period in 2003 were $26.4 million generated from the sale of 73,891 ounces and an average realized price of $365. Higher gold prices realized in 2004 more than offset the lower number of ounces sold. During the nine-month period ended September 30, 2004, revenues of $70.6 million were generated from the sale of 180,928 ounces of gold.

QUEENSTAKE RESOURCES LTD.

Operating costs and depreciation, depletion and amortization (“DD&A”) costs are substantially all associated with the Jerritt Canyon Mine.  A reconciliation of operating costs to cash operating costs per ounce is provided in Table 5 on page 5 below.  DD&A of $5.3 million for the three month period ended September 30, 2004 compared to DD&A cost of $5.4 million for the same period in 2003.  The effect on DD&A of the additional capital invested in 2004 is offset by the effect of the increased proven and probable reserves at the end of 2003.

Exploration expense for the three and nine-month periods ended September 30, 2004 was incurred for target generation and follow-up within the Jerritt Canyon District.  The Company had not begun its District exploration programs in 2003. General and administrative costs are associated with the Company’s executive offices; the increase in costs incurred during the three-months ended September 30, 2004 compared to the same period in 2003 results from the evolution of the Company into a mid-tier gold producer, and significantly more investor relations and financing activity.

The principal remaining components of the Company’s net loss are illustrated in Table 3 below.

Table 3

-	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
-	2004	2003	2004	2003
Other (income) expense, net	$-	$0.1	$(0.7)	$(0.2)
Stock-based compensation	0.2	-	0.3	-
Interest expense	1.0	1.6	4.9	1.6
Foreign exchange (gain) loss	(0.1)	0.4	0.1	0.3
Provision for impairment of Magistral Joint Venture	-	6.1	-	6.1
	$1.1	$8.2	$4.6	$7.8

Other income, net of other expense includes a one-time gain of $0.6 million during the first three months of 2004 resulting from the disposition of the Company’s wholly owned subsidiary Pangea Resources Inc., which owned 100% of the Magistral gold mine in Sinaloa, Mexico.  This group of assets had been classified as assets to be disposed of by sale, with a carrying value of $8.1 million, at December 31, 2003.  On February 2, 2004, the sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG’s assets.  Fair value of the consideration received in the sale of the assets to be disposed of by sale has been estimated at $8.7 million.

No material amount of interest was paid in cash during the three month period ended September 30, 2004.  Interest costs for the nine-month period ended September 30, 2004 resulted principally from the term loan used to complete the acquisition of the Jerritt Canyon mine, as well as other notes and capital leases assumed in the Jerritt Canyon acquisition.  The term loan interest rate was determined by the stated U.S. prime rate plus 7% resulting in an effective interest rate of approximately 11.25%.  Non-cash interest expense during the three and nine-month periods includes $0.9 million and $4.4 million, respectively, comprised principally of amortization of costs incurred in arranging the term loan and interest accretion related to deferred amounts owing to the vendors of the Jerritt Canyon Mine.  The term loan and all related deferred payment to the vendors of the Jerritt Canyon Mine have all been settled in August 2004. The Company therefore expects future interest expense to be significantly reduced.

QUEENSTAKE RESOURCES LTD.

The trend in quarterly revenues and net loss is illustrated in Table 4 below.

Table 4 - Summary of Quarterly Results

The trend in total quarterly revenues illustrated above correlates with gold ounces sold and average sales price per ounce sold illustrated in Table 1.  The Company sells its gold production at the spot price and has no forward sales commitments.

At September 30, 2004, the Company had 104,625 gold put options, each with a strike price of $330 per ounce and subject to a maximum settlement value of $40 per ounce.  The put options were purchased as a condition of the term loan related to the Jerritt Canyon acquisition.  They expire monthly through June, 2005 with a total of 48,813 puts expiring through the remaining three months of 2004 and 55,812 puts expiring in the first six months of 2005. The cost of the puts is recognized as a reduction to gold sales revenue when the puts expire or are exercised, and totaled $0.7 and $1.9 million during the three and nine-months ended September 30, 2004, respectively.

The trend in the net loss through the four most recent fiscal quarters correlates with the trend in gold production and the associated changes in the cash operating costs per ounce of production.  The net loss during the three-month period ended September 30, 2003 includes a one-time $6.1 million write-down of the Company’s investment in the Magistral Joint Venture which owned and operated the Magistral mine.

Development and exploration

At the new Steer mine at Jerritt Canyon, delineation drilling is proceeding and in some areas development of newly defined ore shapes is providing some development ore. Within the Smith mine, development toward the new Mahala reserve is progressing on schedule and has reached the main part of the ore zone.  Definition drilling has begun and is being expanded on development progressing parallel to the main ore zone.  Good progress is being made in further developing two new areas within the SSX mine: Zone 1 and Zone 5 (Zone 5 is in the western side of the SSX reserve, adjacent to the approaching Steer decline). SSX comprises approximately 50% of the Jerritt Canyon proven and probable reserve.

As planned, the small remaining reserve at the MCE mine was mined out during the third quarter.

The Company’s 2004 exploration programs are expected to total $9.9 million.  Of this, approximately $5.9 million is for district-scale exploration, and will be expensed for accounting purposes; $4.9 million of this amount has already been expensed.  The remaining $4.0 million is for reserve expansion and will be capitalized.  The Starvation Canyon area, which earlier this year yielded encouraging drill intersections, continues to be a primary focus of exploration activity.  Numerous other areas, particularly near-mine targets, are being drill tested as well.

Risks and uncertainties

The Company is subject to various financial and operational risks due to various factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the US dollar relative to other currencies, interest rates, and geopolitical events.  Should the price of gold drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.

QUEENSTAKE RESOURCES LTD.

Although the Company has carefully prepared its gold reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company’s exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risks through the use of gold put options to provide a minimum price realizable for a substantial portion of its near-term gold production, through independent reviews of its gold reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

Reconciliation of non-GAAP measures

Table 5 below provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to operating costs as reported in the consolidated statements of loss.

Table 5

-	Three months ended	-	Nine months ended
(In millions of U.S. Dollars)	September 30, 2004		September 30, 2004
Operating costs per Consolidated Statements of Loss	$22.6		$62.3
Less: Royalty expense and production taxes included above	(0.9)		(1.3)
Effects of inventory and other adjustments	(0.1)		-
Cash operating costs associated with ounces sold	$21.6		$61.0
Ounces sold	71,210		180,928
Cash operating costs per ounce	$303		$337

QUEENSTAKE RESOURCES LTD.

SELECTED ANNUAL INFORMATION

As a result of the acquisition of the Jerritt Canyon Mine on June 30, 2003, the Company began to report revenues from gold production in 2003, and significantly increased its assets and long-term financial liabilities.

Table 6 – Selected Annual Information

(In millions of U.S. Dollars, except per share data)	2003	2002	2001
Total revenues	$54.9	$-	$-
Net loss	(7.8)	(1.1)	(3.8)
Net loss per share - basic and diluted	(0.04)	(0.02)	(0.08)
Total assets	97.9	4.6	3.8
Total long-term financial liabilities	32.3	-	0.5
Cash dividends declared	-	-	-

The principal components of the 2003 increase in assets are Jerritt Canyon property, plant and equipment of $49.8 million, Jerritt Canyon inventories and prepaid expenses of $9.9 million, and $25.8 million of restricted cash held in an interest-bearing commutation account, which is reserved exclusively to pay the Jerritt Canyon Mine’s currently existing reclamation and mine closure liabilities.

The principal component of the 2003 increase in long-term liabilities is the currently existing Jerritt Canyon reclamation and mine closure liabilities of $25.8 million, existing at the time of acquisition.  The Company has already deposited the cash, by means of the commutation account described above, to pay for these liabilities.

LIQUIDITY AND CAPITAL RESOURCES

On July 20, 2004, the Company entered into an agreement with a syndicate of underwriters to complete a private placement of 34,254,000 special warrants at a price of Cdn $0.50 per special warrant for gross proceeds of $12.9 million (Cdn $17.1 million).  The private placement closed on August 10, 2004.  Each special warrant entitled the holder to acquire one common share and one-half of one common share purchase warrant of the Company.  Each whole common share purchase warrant is exercisable at a price of Cdn $0.65 until February 10, 2006.  The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering, or approximately $0.6 million.  In addition, the Company has issued the syndicate of underwriters, compensation warrants exercisable, without payment of additional compensation, into compensation options (the “Compensation Options”).  The Compensation Options are exercisable to acquire 1,712,700 units of the Company at a price of $0.50 per unit until August 10, 2005.  Each unit will consist of one common share and one-half of one warrant with the warrants having the same terms as described above.

On July 28, 2004, the Company reached an agreement with Nevada Pacific Gold Ltd. (“NPG”) to reschedule the payment of $3.0 million due to be paid to the Company on August 2, 2004.   An initial payment of $0.5 million was received on July 29, 2004, with the balance of the note to be paid on September 1, 2004.

On July 29, 2004, the Company used the proceeds of the $0.5 million from NPG to reduce the term loan balance from approximately $1.1 million at June 30, 2004 to an approximate balance of $0.6 million.

On August 30, 2004, the Company paid approximately $5.6 million to settle deferred production payments with an undiscounted value of $6.0 million; approximately $3.5 million to settle a net smelter return royalty capped at $4.0 million; and approximately $0.7 million to settle a note payable associated with the oxygen

QUEENSTAKE RESOURCES LTD.

plant acquired with the Jerritt Canyon facilities.  In addition, the Company paid approximately $2.0 million to Standard Bank London Limited, to settle all outstanding gold put option premiums.  The acquisition of gold put options, with an original cost of approximately $4.1 million, had been a condition of the acquisition term loan.

On August 20, 2004, the Company agreed with NPG to amend the terms of the $2.5 million promissory note payable by NPG to Queenstake on September 1, 2004.  Under the terms of the amendment, NPG paid the Company $550,000 on August 20, 2004, which amount was applied to repay the Company’s the term loan, and agreed to pay the balance of the promissory note for $1,950,000 (the “Note”) on November 1, 2004.  The Note bears interest at the rate of U.S. prime plus 2% from September 1, 2004.  Pursuant to the terms of the amendment the Company has been issued 669,485 common shares of NPG (the “Shares”) (in lieu of $500,000 of the cash amount due November 1, 2004, pursuant to the Note) and the remaining $1,450,000 in cash was to be paid on November 1, 2004.

On September 2, 2004, the Company sold 1,075,000 shares of NPG for net proceeds of approximately $0.7 million and realized an insignificant loss.

On October 25, 2004, the Company agreed with NPG to extend the due date of the Note to the earlier of November 15, 2004 and the first business day following completion by NPG of a financing transaction as announced by NPG on October 20, 2004.

Cash which may be realized from the sale of NPG shares and collection of the NPG Note will be added to working capital.

During the three-month period ended September 30, 2004, approximately 2.8 million warrants were exercised, providing the Company with approximately $0.5 million of cash.  The Company currently has approximately 14.1 million in-the-money share purchase warrants outstanding, which, if exercised would provide the Company with an additional approximately $2.9 million in cash.  However, there can be no assurance these warrants will be exercised.

For the three-months ended September 30, 2004, operating activities provided cash of $2.9 million; during the nine-months ended September 30, 2004, operating activities provided cash of $5.3 million.  The Company’s cash flow from operating activities is influenced principally by gold production and gold prices realized (Table 1).  Gold production through the remaining three months of the year is expected to be higher than the production levels achieved during each of the first three quarters of 2004, consequently the Company believes that cash from operating activities will also increase during the fourth quarter, relative to the prior three quarters.  Cash flow of $2.9 million provided by operating activities during the three months ended September 30, 2004 is less than the $7.2 million provided by operations for the same period in 2003.  The decrease results from lower gold production, offset by higher gold prices in 2004 (see Table 1) and higher costs incurred in 2004.

The Company invested $9.8 and $16.8 million in the Jerritt Canyon Mine during the three and nine-month periods ended September 30 2004, respectively, principally in underground mine development and reserve expansion programs and in purchasing and refurbishing plant and equipment. The Company anticipates investing approximately an additional $6.0 million in mine development, new mining equipment and in capitalized reserve expansion programs referred to under “Development and exploration” above.  The Company anticipates funding these programs from current working capital and with cash generated from operating activities.  For life-of-mine capital requirements, the Company expects to seek appropriate debt and/or equity financing.

At September 30, 2004, the Company’s had working capital of $0.6 million, including $2.5 million in cash.

QUEENSTAKE RESOURCES LTD.

The Company’s material contractual obligations at September 30, 2004 are illustrated in Table 7 below.

Table 7 – Material Contractual Obligations

-	Payments due by period
-		Less than 1			After 5
(In millions of U.S. Dollars)	Total	year	1 - 3 years	4 - 5 years	years
Capital lease obligations	$2.1	$0.6	$0.8	$0.7	$-
Purchase obligations	0.9	0.4	0.5	-	-
Total Material Contractual Obligations	$3.0	$1.0	$1.3	$0.7	$-

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The Company’s critical accounting estimates relate to depletion and amortization of property, plant and equipment and mine reclamation and closure costs.  The Company introduced these critical estimates in its September 30, 2003 interim financial statements, in conjunction with the acquisition of the Jerritt Canyon gold mine.

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs and liabilities are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S.   The comparative financial statements from prior periods have been restated to reflect this change.  For the restatement, the Company followed the method suggested by the Emerging Issues Committee (“EIC”) in release number EIC-130 dated 24 July 2002.  The consensus of the EIC was that financial statements for all prior years should be translated using the current rate method.  This method of translation results in the financial statements of prior years presented for comparison being translated as if the reporting currency used in the current year had been used for at least all periods shown.

The Company capitalized the Jerritt Canyon acquisition costs; related non-cash consideration was valued at fair value.  The Company’s policy is to capitalize mine development and exploration costs incurred within, or contiguous to, known gold ore reserves, consistent with sound mining and mine development practice.  A significant portion of the Jerritt Canyon property, plant and equipment is amortized on a units-of-production basis.  Under this method, amortization cost, and therefore net book values of property, plant and equipment, are directly affected by the Company’s estimate of proven and probable gold reserves at Jerritt Canyon. The Company engaged Pincock, Allen & Holt, an independent consulting firm, to review the Company’s reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR on February 26, 2004, as amended by an amended technical report filed on SEDAR on August 5, 2004.  If this estimate proves inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of gold reserves is reduced, the Company would be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of amortization expense, both of which would reduce the Company’s earnings and net assets.  The Company does not currently anticipate a material reduction in the Jerritt Canyon reserve estimate.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period.  If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which would reduce the Company’s earnings and net assets.

QUEENSTAKE RESOURCES LTD.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the costs to comply with existing reclamation standards.  The estimate of the fair value of these costs has been based on the amount of cash exchanged in an arm’s-length transaction in which these obligations have been effectively funded.  The fair value of the total reclamation liability at Jerritt Canyon was independently estimated by American Insurance Group Environmental (“AIG”) at $25.8 million as at June 30, 2003. There has since been no material change in this estimate.  This amount has been fully funded by the Company by means of a commutation account established with AIG. The cash plus interest earned in the commutation account will be used only to pay for the Jerritt Canyon Mine’s currently existing reclamation and mine closure liabilities.

The transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”), requires companies to commence recognizing and measuring compensation cost for stock-based employee compensation plans for fiscal years beginning January 1, 2004, based on the fair value of options granted.  CICA 3870 is aligned with SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” As a result of the adoption of CICA 3870, the Company has recorded prior period adjustments of $0.3 million and $0.1 million for 2003 and 2002 respectively.  In addition, the Company has reported an $266,000 charge to earnings for the nine-month period ended September 30, 2004, reflecting the cost related to the vesting during the period of options issued in 2003.  The effect of CICA 3870 on the Company’s future earnings will be directly related to future stock option grants and the extent to which alternative forms of compensation are introduced, neither of which can be reasonably estimated at this time.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of the Company’s current financial assets and liabilities approximate their carrying values, due to their short-term maturities.

.

The Company does not use gold forward sales contracts to fix future gold prices realized.  In July 2003, as required by the Company’s term loan lender, the Company purchased 394,591 gold put options, each with a strike price of $330 per ounce and a maximum settlement amount of $40 per ounce, to establish a minimum price which the Company would receive for a significant portion of its gold production during the amortization period of the term loan, from July 1, 2003 until June 30, 2005.  At September 30, 2004, 104,625 put options remained outstanding.  The cost of the put options has been deferred and is reflected as a reduction to revenue in conjunction with the number of options expiring each month.  The book value of the put options as recorded at September 30, 2004 is $1.5 million; the market value of the outstanding options is approximately $0.1 million.  Put options are not considered financial instruments and thus are not marked to market consistent with Canadian GAAP.

Marketable securities, consisting of 1,594,485 shares of Nevada Pacific Gold, Ltd. a TSX Venture Exchange listed gold company, are carried at the lower of cost or market value.  Cost has been determined as the value of the stock on the date on which it was issued to the Company.  At September 30, 2004 the Company had an unrealized, unrecognized gain on these shares of approximately $0.1 million.  Under Canadian GAAP, unrealized gains are not recognized whereas unrealized losses of a permanent nature are recognized.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares. Outstanding share data are illustrated in Table 8 below.

QUEENSTAKE RESOURCES LTD.

Table 8

-	As of September	Changes in		As of November
-	30, 2004	October 2004		10, 2004
	(000's)	(000's)		(000's)
Common shares issued and outstanding	372,390	34,254	[1]	406,644
Common shares issuable upon exercise of warrants	16,120	18,840	[2]	34,960
Common shares issuable upon exercise of stock options	7,870	2,900		10,770
Common shares fully diluted	396,380	55,994		452,374

1Common shares issued October 7, 2004 upon conversion of Special Warrants issued August 10, 2004.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com.

Forward-looking statement - This document contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Queenstake's future plans or expectations are forward-looking statements that involve various risks and uncertainties, including those set out in the Company’s Annual Information Form. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

QUEENSTAKE RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)	September 30, 2004	December 31, 2003
ASSETS	Unaudited	Restated - Note 2a
Current assets
Cash and cash equivalents	$2,453	$9,536
Trade and other receivables	1,564	209
Inventories - Note 3	6,003	4,858
Marketable securities - Note 4	1,218	-
Prepaid expenses - Note 5	6,495	4,097
Note receivable - Note 6	1,454	-
Deferred financing costs - Note 7	-	3,345
Assets to be disposed of by sale - Note 8	-	8,074
Total current assets	19,187	30,119
Restricted cash - Note 9	26,353	26,338
Property, plant and equipment, net - Note 10	42,285	40,541
Other	-	946
Total assets	$87,825	$97,944

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$17,243	$6,878
Term loan - Note 11	-	9,952
Other current liabilities - Note 12	1,327	4,057
Total current liabilities	18,570	20,887
Other long-term obligations - Note 13	1,617	6,498
Reclamation and mine closure	25,749	25,771
Total liabilities	45,936	53,156

Shareholders' equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 372,390,071 (2003 - 360,312,493) - Note 14a	99,316	84,817
Contributed surplus	152	152
Convertible securities	427	483
Stock option compensation - Notes 14b	613	399
Deficit	(58,619)	(41,063)
Total shareholders' equity	41,889	44,788
Total liabilities and shareholders' equity	$87,825	$97,944

Subsequent events - Note 18

The accompanying notes form an integral part of these interim consolidated financial statements

Approved on behalf of the Board:
/s/ Robert Zerga	/s/ Christopher Davie
Director	Director

QUEENSTAKE RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS

=	For the Three Months Ended		For the Nine Months Ended
Unaudited	September 30		September 30
(In Thousands of U.S. Dollars, except per share amounts)	2004	2003	2004	2003

Gold sales	$27,969	$26,403	$70,635	$26,403
Costs and expenses
Operating	22,560	18,331	62,335	18,331
Depreciation, depletion and amortization	5,313	5,376	13,813	5,378
Exploration	3,156	-	4,948	-
General and administrative	1,192	447	2,540	1,579
	32,221	24,154	83,636	25,288
Loss from operations	(4,252)	2,249	(13,001)	1,115
Other (income) expense, net	15	108	(694)	(114)
Stock-based compensation - Note 14b	182	-	266	-
Interest expense - Note 15	961	1,604	4,911	1,604
Foreign exchange (gain) loss	(60)	442	72	292
Non-controlling interest	-	(19)	-	(44)
Provision for impairment of Magistral Joint Venture	-	6,061	-	6,061
	1,098	8,196	4,555	7,799
Net loss	$(5,350)	$(5,947)	$(17,556)	$(6,684)

Net loss per share - basic and diluted	($0.01)	($0.02)	($0.05)	($0.05)

Weighted average number of shares outstanding (000's) - basic	372,008	275,445	367,836	142,939

CONSOLIDATED STATEMENTS OF DEFICIT

	For the Three Months Ended		For the Nine Months Ended
Unaudited	September 30		September 30
(In Thousands of U.S. Dollars)	2004	2003	2004	2003
			Restated -	Restated -
			Note 2a	Note 2a
Deficit, beginning of period - as previously reported	$(53,269)	$(33,658)	$(40,623)	$(32,828)
Restatement for stock-based compensation - Note 2a	-	-	(440)	(93)
Deficit, beginning of period - as restated	(53,269)	(33,658)	(41,063)	(32,921)
Net loss	(5,350)	(5,947)	(17,556)	(6,684)
Deficit, end of period	$(58,619)	$(39,605)	$(58,619)	$(39,605)

The accompanying notes form an integral part of these interim consolidated financial statements

QUEENSTAKE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

-	For the Three Months Ended		For the Nine Months Ended
Unaudited	September 30		September 30
(In Thousands of U.S. Dollars)	2004	2003	2004	2003
OPERATING ACTIVITIES
Net loss	$(5,350)	$(5,947)	$(17,556)	$(6,684)
Non-cash items:
Depreciation, depletion and amortization	5,313	5,376	13,813	5,378
Gain on disposal of assets to be disposed of by sale - Note 8	-	(494)	(661)	(494)
Stock-based compensation	182	3	266	3
Interest accretion and deferred financing costs - Note 15	906	1,060	4,440	1,060
Interest paid in shares	-	-	-	(24)
Foreign exchange (gain) loss	(60)	109	72	(41)
Loss on sale of marketable securities - Note 4	53	-	53	-
Provision for doubtful accounts	-	793	-	793
Provision for impairment of Magistral Joint Venture	-	6,061	-	6,061
Non-controlling interest	-	(44)	-	(44)
	1,044	6,917	427	6,008
Changes in non-cash working capital:
Inventories	(65)	(3,322)	(898)	(3,322)
Accounts receivable and prepaid accounts - Note 5	(3,203)	(1,502)	(2,605)	(2,080)
Accounts payable and accruals	5,076	5,136	8,417	5,384
Cash provided by operating activities	2,852	7,229	5,341	5,990

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(9,836)	(3,308)	(16,835)	(3,645)
Insurance premium tax reimbursement	-	-	1,031	-
Proceeds from sale of assets to be disposed of by sale	-	-	4,252	-
Notes receivable - Note 6	1,050	-	1,050	-
Sale of marketable securities - Note 4	744	-	744	-
Environmental risk transfer program	-	(6,651)	-	(6,651)
Restricted cash - Note 9	-	(25,385)	-	(25,385)
Other, net	-	(534)	-	(534)
Cash used in investing activities	(8,042)	(35,878)	(9,758)	(36,215)

FINANCING ACTIVITIES
Common shares issued, net of costs - Note 14a	12,790	20,711	14,391	22,360
Term loan - Note 11	(1,055)	16,889	(9,952)	16,889
Notes payable and leases	(6,164)	-	(7,105)	-
Other	-	(2,447)	-	(2,447)
Cash provided by (used in) financing activities	5,571	35,153	(2,666)	36,802

Net increase (decrease) in cash and cash equivalents	381	6,504	(7,083)	6,577
Cash and cash equivalents, beginning of period	2,072	185	9,536	112
Cash and cash equivalents, end of period	$2,453	$6,689	$2,453	$6,689

QUEENSTAKE RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – SEPTEMBER 30, 2004

 (Tables expressed in thousands of U.S. dollars, except per share amounts)

1.

General

These unaudited interim financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”) for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP for annual consolidated financial statements.  The accounting policies used in the preparation of these unaudited interim financial statements are the same as those described in the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2003, except for the treatment of stock-based compensation (Notes 14b and 14c).  In the opinion of management, all of the adjustments necessary to fairly present the interim financial information set forth herein have been made. These adjustments are of a normal and recurring nature.

Operating results for the period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004.  These unaudited interim financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended December 31, 2003.

2.

Significant accounting policy changes and basis of presentation

a)

 Stock-based compensation plans

On January 1, 2004, the Company retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”).  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) restate prior period financial statements to record as prior period adjustments, the fair value of stock-based compensation for the years 2002 and 2003.  See also Note 14b and 14c.

b)

Basis of consolidation

These unaudited interim financial statements include the accounts of the Company and its subsidiaries (collectively, unless the context requires otherwise, referred to as the "Company”).  All material intercompany transactions and balances have been eliminated.  The Company’s active subsidiaries and percentage of ownership at September 30, 2004 are as follows:

  Queenstake Resources U.S.A. Inc. (Delaware) – 100%

  Castle Exploration Inc. (Colorado) – 100%

On February 2, 2004, the Company sold its 100% owned subsidiary, Pangea Resources Inc. in an arm’s length transaction (Note 8).

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S.  The comparative financial statements from prior periods have been translated from Canadian dollars to U.S. dollars to reflect this change.

QUEENSTAKE RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – SEPTEMBER 30, 2004

3.

Inventories

	September 30, 2004	December 31, 2003
Finished goods	$1,676	$875
Stockpiled ore	1,132	970
Work-in-process	355	116
Materials and supplies	2,840	2,897
	$6,003	$4,858

All inventories are associated with the Jerritt Canyon Mine.

4.

Marketable securities

-	Shares	000's
Nevada Pacific Gold Ltd. ("NPG")

Balance - December 31, 2003	-	$-
Consideration for the sale of assets to be disposed of by sale (Note 8)	2,000,000	1,483
NPG shares received in lieu of note payment (Note 6)	669,485	500
Sale of NPG shares	(1,075,000)	(744)
Loss on sale of NPG Shares	-	(53)
Foreign exchange gain, net	-	32
Balance - September 30, 2004	1,594,485	$1,218

The 1,594,485 shares represent approximately 4% of the issued and outstanding shares of NPG as at September 30, 2004.

On September 2, 2004, pursuant to amended terms of the promissory note payable by NPG to Queenstake due on September 1, 2004, NPG issued 669,485 common shares of NPG to Queenstake in lieu of $500,000 of the cash amount due on November 1, 2004.  See Note 6.

On September 2, 2004, the Company sold 1,075,000 shares of NPG for net proceeds of approximately $0.7 million with an insignificant realized loss.

On October 19, 2004, the Company sold 200,000 shares of NPG for net proceeds of approximately $0.2 million with an insignificant realized gain.

5.

Prepaid expenses

-	September 30, 2004				December 31, 2003
-	Current	Non-current	Total		Current	Non-current	Total
Put premiums	$1,551	$-	$1,551	[1]	$2,545	$880	$3,425
Put premium financing, net of amortization	-	-	-	[2]	191	66	257
Prepaid royalties	3,018	-	3,018	[3]	-	-	-
Other	1,926	-	1,926		1,361	-	1,361
	$6,495	$-	$6,495		$4,097	$946	$5,043

-	At inception	Amortization	Net
[1]Aggregate put premiums	$4,088	$(2,537)	$1,551
[2]Put premium financing	307	(307)	-
[3]Prepaid royalties	3,493	(475)	3,018

QUEENSTAKE RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – SEPTEMBER 30, 2004

As a condition of the Jerritt Canyon term loan (Note 11), the lender required the Company to purchase a total of 394,591 gold put options, with a series of monthly expiries from July 2003 through June 2005, inclusive.  The puts each have a strike price of $330 per ounce with a maximum settlement value of $40 per ounce.  Payment of the premium for these puts was deferred; premiums were being settled each month based upon the respective number of puts expiring or exercised in that month.  The term loan lender guaranteed these payments.  As consideration for the guarantee, the lender received 2,000,000 share purchase warrants at an exercise price of Cdn $0.25 expiring on July 3, 2005 and 2,000,000 share purchase warrants with a nominal exercise price of Cdn $0.01 per share expiring on July 7, 2008.  Fair value of these warrants has been estimated at $0.3 million.  On August 20, 2004, the Company paid $2.0 million to Standard Bank Limited, to settle all outstanding gold put option premiums.  See Notes 12 & 13 for further discussion.

On August 20, 2004, the Company paid approximately $3.5 million to settle a net smelter royalty capped at $4.0 million that was granted as a condition of the purchase of the Jerritt Canyon Mine.  The prepayment of the royalties will be expensed according to the terms of the agreement and is not expected to exceed a period greater than one year.

6.

Notes receivable

-	September 30, 2004	December 31, 2003
Nevada Pacific Gold Ltd. ("NPG")

Balance - beginning of period	$-	$-
Proceeds on sale of assets to be disposed of by sale (Note 8)	3,000	-
Payments received	(1,050)	-
NPG shares received in lieu of note payment (Note 4)	(500)
Interest receivable	4	-
Balance - end of period	$1,454	$-

On July 28, 2004, the Company reached an agreement with Nevada Pacific Gold Ltd. (“NPG”) to reschedule the payment of $3.0 million due to be paid to the Company on August 2, 2004.   An initial payment of $0.5 million was received on July 29, 2004, with the $2.5 million balance of the note to be paid on September 1, 2004.

On August 20, 2004, the Company agreed with NPG to amend the terms of the $2.5 million promissory note payable by NPG to Queenstake on September 1, 2004.  Under the terms of the amendment, NPG paid the Company $550,000 on August 20, 2004, which amount was applied to repay the Company’s the term loan, and agreed to pay the balance of the promissory note for $1,950,000 (the “Note”) on November 1, 2004.  The Note bears interest at the rate of U.S. prime plus 2% from September 1, 2004.  Pursuant to the terms of the amendment the Company has been issued 669,485 common shares of NPG (the “Shares”) in lieu of $500,000 of the cash amount due November 1, 2004.

On October 25, 2004, the Company agreed with NPG to extend the due date of the Note to the earlier of November 15, 2004 or the first business day following completion by NPG of a financing transaction as announced on October 20, 2004.

7.

Deferred financing costs

-	September 30, 2004	December 31, 2003
Balance at the beginning of the period	$3,345	$6,689
Amortization	(3,345)	(3,344)
	$-	$3,345

Direct costs incurred in arranging the Jerritt Canyon term loan were deferred and amortized in conjunction with the repayment of the term loan.  On August 20, 2004, the term loan (Note 11) was paid in full and the balance of the deferred financing costs have been amortized accordingly.

QUEENSTAKE RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – SEPTEMBER 30, 2004

8.

Assets to be disposed of by sale

At December 31, 2003, the group of assets comprising the Company’s wholly owned subsidiary, Pangea Resources Inc. (“Pangea”), which owned 100% of the Magistral gold mine in Sinaloa, Mexico, was classified as “assets to be disposed of by sale”, a current asset.

On February 2, 2004, the sale of the assets to be disposed of by sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG’s assets (see Note 6).

Fair value of the consideration received in the sale of the assets to be disposed of by sale, itemized in the table below, has been estimated at $8.7 million.  The Company recognized a gain of $661,000 as a result of this transaction.

Cash received from NPG at closing	$ 4,000
Note receivable from NPG	3,000
Fair value of 2,000,000 common shares of NPG (Note 4)	1,483
Other, net	252
Fair value of consideration received	8,735
Carrying value of assets to be disposed of by sale	8,074
Gain on disposal	$ 661

The $4.0 million cash consideration received from NPG at the completion of the sale of the assets to be disposed of by sale was used to reduce the term loan (Note 11), as required by the loan terms.  Cash realized from the sale of the common shares of NPG and the payments towards the $3.0 million note issued by NPG have been used to further reduce the term loan, and subsequent to the repayment of the loan, to support exploration and underground development activities at the Company’s principal operation, the Jerritt Canyon Mine.  Accordingly, the Company believes that this disposition will have no material adverse effect on the Company’s future operating results.

9.

Restricted cash

-	September 30, 2004	December 31, 2003
Commutation Account	$25,771	$25,767
Interest earned	401	131
Reclamation costs incurred by Company	(423)	(127)
	25,749	25,771
Workman's compensation self-insurance	510	510
Other restricted cash	94	57
	$26,353	$26,338

As part of the consideration for the Jerritt Canyon mine, the Company assumed the liability for the final reclamation and closure of the mine.  On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”).  As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the “Commutation Account”).  The Commutation Account principal plus interest earned on the principal are reserved exclusively to pay the Jerritt Canyon mine’s currently existing reclamation and mine closure liabilities.

The Company has assigned to Division of Insurance, State of Nevada a letter of credit for $0.5 million secured by a cash deposit of $0.5 million.

QUEENSTAKE RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – SEPTEMBER 30, 2004

10.

Property, plant and equipment, net

-	-September 30, 2004-			-	-	-	December 31, 2003
		Accumulated					Accumulated
		depreciation &					depreciation &
-	Cost	amortization	Net			Cost	amortization	Net
Mineral properties and deferred costs
Jerritt Canyon (Nevada)	$39,789	$(15,252)	$24,537			$27,976	$(5,912)	$22,064
Environmental risk transfer program (Nevada)	5,861	(3,131)	2,731			6,892	(1,617)	5,275
Plant and equipment
Jerritt Canyon (Nevada)	19,822	(4,836)	14,986			14,885	(1,708)	13,177
Subtotal Jerritt Canyon[1]	65,472	(23,218)	42,254			49,753	(9,237)	40,516

Office equipment, U.S.A.	51	(20)	30			36	(11)	25
	$65,523	$(23,239)	$42,285			$49,789	$(9,248)	$40,541

[1] Jerritt Canyon cost basis
-	Original cost	2003 additions	2004 additions		2004 recovery		Cost basis

Mineral properties and deferred costs	$22,888	$5,088	$11,813			$-	$39,789
Environmental risk transfer program	6,892	-	-			(1,031)2	5,861
Plant and equipment	14,100	785	4,937			-	19,822
-	$43,880	$5,873	$16,750			$(1,031)	$65,472

11.

Term loan

On July 8, 2003 the Company drew down a term loan of $20.0 million from Amaranth LLC (“Amaranth”), the proceeds of which were used to partially fund the acquisition of the Jerritt Canyon Mine.  The term loan bears interest at the U.S. prime interest rate plus 7%, a current effective interest rate of approximately 11%.  The repayment term is two years, expiring June 30, 2005.  Minimum required quarterly repayments are $2.5 million plus accrued interest, with additional monthly “cash sweep” repayments equal to 85% of the cash on hand exceeding $3.5 million.  Prepayments can be made, without penalty, at any time.  The term loan is secured by all of the assets of the Company, and is subject to standard industry covenants for a loan of this size and nature.

At December 31, 2003, the term loan balance was $9.95 million as a result of scheduled amortization, cash sweeps and voluntary prepayments.  On February 3, 2004, $4.0 million, received in the sale of assets to be disposed of by sale (Note 8), was applied to the term loan and accrued interest thereon, as required by the loan terms.  On March 31, 2004 and June 30, 2004, the Company paid scheduled payments of $2.5 million on each date respectively, plus accrued interest, reducing the term loan to approximately $1.1 million.  On July 29, 2004 and August 20, 2004, the Company paid $0.5 million and $0.6 million, respectively, paying the balance of the term loan in full.

QUEENSTAKE RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – SEPTEMBER 30, 2004

12.

Other current liabilities

	September 30, 2004	December 31, 2003
Current portion of insurance premium payable	850	-
Current portion of put option premiums payable (Note 13)	-	2,545
Current portion of capital leases (Note 13)	477	850
Current portion of oxygen plant note (Note 13)	-	662
	$1,327	$4,057

13.

Other long-term obligations

-	September 30, 2004	December 31, 2003
Production payment payable	$-	$4,768
Deferred put option premiums	-	3,425
Capital leases	2,094	1,234
Oxygen plant note payable	-	1,128
	$2,094	$10,555
Less current portion:

- Deferred put option premiums	-	(2,545)
- Capital leases	(477)	(850)
- Oxygen plant note payable	-	(662)
	$1,617	$6,498

As a part of the cost of the Jerritt Canyon acquisition, the Company has agreed to pay the Sellers a $6.0 million production payment by way of quarterly payments of $1.0 million, to begin at the earlier of full repayment of the term loan (Note 11) or June 30, 2005.  On August 20, 2004, the Company paid out the term loan in full, thus triggering the commencement of the $6.0 million production payments.  On August 30, 2004, the Company paid approximately $5.6 million to settle deferred production payments with an undiscounted value of $6.0 million.  The Company’s estimated fair value of this liability was $5.1 million; thus, a loss of $0.5 million on the early payment of debt, reflected as interest expense.

As a condition of the Jerritt Canyon term loan the lender required the Company to purchase a total of 394,591 gold put options, with a series of monthly expiries from July 2003 through June 2005.  The puts each have a strike price of U.S. $330 per ounce with a maximum settlement value of $40 per ounce.  Payment of the premium for these puts were deferred and were being settled each month based upon the respective number of puts expiring or exercised in that month.  On August 30, 2004, the Company paid approximately $2.0 million to settle all deferred outstanding gold put option premiums.

Also as a part of the cost of the Jerritt Canyon acquisition the Company assumed a $2.0 million interest-free note owed to AngloGold for an oxygen plant located at the Jerritt Canyon Mine.  The terms require payments of $250,000 on each of September 30, 2003, October 31, 2003, November 30, 2003, March 31, 2004, June 30, 2004, September 30, 2004 and a final payment of $500,000 on August 31, 2005.  On August 30, 2004, the Company paid approximately $0.7 million to settle the note payable associated with the oxygen plant.

QUEENSTAKE RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – SEPTEMBER 30, 2004

14.

Share capital

a)  Common shares

During the nine-months ended September 30, 2004, changes in share capital were as follows:

-	Shares (000's)	$000's
		Restated - Note 2a
Balance, December 31, 2003	360,312	$84,817
Issued for cash on exercise of warrants	11,728	2,087
Issued for cash on exercise of incentive stock options	350	56
Fair value of brokers' warrants exercised	-	196
Fair value of stock options exercised	-	43
Balance, September 30, 2004[1]	372,390	$87,199
October 7, 2004 conversion of Special Warrants issued August 10, 2004	34,254	12,993
Equity issuance costs[3]	-	(876)
Balance, September 30, 2004[2]	406,644	$99,316

See Note 18 for further discussion.

b)  Stock-based compensation

The Company has retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”) (Note 2a).  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) record as prior period adjustments, the fair value of stock-based compensation for the years 2002 and 2003, previously disclosed on a pro-forma basis.

In preparing these fair value estimates for 2004, 2003 and 2002, the Company used the Black-Scholes Option Pricing Model, and assumed a risk-free rate of 4.0%, expected volatility of 50%, expected option life of two years, and no dividend payments.

Stock based compensation recorded in the accounts for the nine-months ended September 30, 2004, relates to the vesting of stock options issued to employees in 2003, in 2004, and the granting of 2,125,000 stock options to the directors of the Company on July 5, 2004.

See Note 18 for further discussion.

c)  Restatement

Prior period financial statements are restated for the fair value of stock-based compensation for the years 2003 and 2002, consistent with CICA 3870 (Note 2a), based on stock based compensation for 2003 and 2002 of $347,000 and $93,000 respectively.

QUEENSTAKE RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – SEPTEMBER 30, 2004

d) Warrants outstanding

For the nine-months ended September 30, 2004, share purchase warrants exercised and outstanding were:

Number	-	-	-	-	-	-	-	Number	-	-	-	-	-
Outstanding						Number		Outstanding
December 31,	Number Issued					Exercised in		September 30,
2003	in 2004					2004		2004		Exercise price			Expiry
(000's)		(000's)				(000's)					Cdn		$
195		-				195		-			$0.30		-
221		-				221		-			0.30		-
26		-				26		-			0.26		-
156		-				156		-			0.22		-
2,375		-				2,375		-			0.22		-
823		-				823		-			0.22		-
1,055		-				499		556			0.22		12/11/04
20,496		-				7,432		13,064			0.25		06/25/05
2,000		-				-		2,000			1.00		12/15/05
500		-				-		500			0.32		09/26/07
27,847		-				11,727		16,120
-		17,127		1		-		17,127			0.65		02/10/06
-		1,713		2		-		1,713			0.50		08/10/05
27,847		18,840				11,727		34,960

1After giving effect to the October 7, 2004 conversion of 34,254,000 Special Warrants issued on August 10, 2004, into 34,354,000 common shares and 17,127,000 warrants.

2Pursuant to the August 10, 2004 private placement, the Company has issued to the underwriters Compensation Options exercisable at a price of Cdn $0.50 per unit for a period of twelve months from the closing date. Each unit will consist of one common share and one half of one common share purchase warrant. Each whole common share purchase warrant will be exercisable at a price of Cdn $0.65 until February 10, 2006.

On July 20, 2004, the Company entered into an agreement with a syndicate of underwriters to complete a private placement of 34,254,000 special warrants at a price of Cdn $0.50 per special warrant for gross proceeds of $12.9 million (Cdn $17.1 million).  The private placement closed on August 10, 2004.  Each special warrant entitles the holder to acquire one common share and one-half of one common share purchase warrant of the Company.  Each whole common share purchase warrant will be exercisable at a price of Cdn $0.65 for a period of 18 months.  The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering, or approximately $0.6 million.  In addition, the Company has issued the syndicate of underwriters, compensation warrants exercisable, into compensation options (the “Compensation Options”).  The Compensation Options are exercisable to acquire 1,712,700 units of the Company at a price of $0.50 per unit for a period of 12 months following the closing date.  Each unit will consist of one common share and one-half of one warrant with the warrants having the same terms as described above.

See Note 18 for further discussion.

QUEENSTAKE RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – SEPTEMBER 30, 2004

15.

Interest expense

-	September 30, 2004	September 30, 2003

Amortization of deferred financing costs, related to the term loan	$3,345	$815
Amortization of deferred financing costs, related to the put options financed	257	-
Accretion of production payment owing to the Jerritt Canyon sellers	762	124
Oxygen plant note	-	49
Other financing costs	76	72
Non-cash interest expense	4,440	1,060
Term loan	322	506
Oxygen plant note	69	-
Capital leases	76	38
Other	4	-
	$4,911	$1,604

16.

Supplemental cash flow disclosure

-	-	-	September 30, 2004	September 30, 2003

Non-cash financing and investing activities
	Issued shares to satisfy the loan payable by the Magistral Joint Venture		$-	$562

	Acquisition of the Jerritt Canyon mine:
	Shares issued to Sellers		-	4,089
	Deferred production payment owing to Sellers		-	4,506
	Reclamation liability assumed		-	25,767
	Other liabilities assumed		-	4,159
	Warrants issued to lender		-	4,565
	Purchase of gold put options		-	4,088

	Consideration received in the sale of assets to be disposed of by sale (Note 8)		4,483	-

Operating activities include interest paid in cash			471	544

17.

Segmented information

The Company operates only in the gold sector within the United States.  Currently, revenues are earned exclusively at the Company’s Jerritt Canyon Mine in Nevada.

18.

Subsequent events

On October 7, 2004, the Company obtained receipts for a final prospectus filed in British Columbia, Alberta, Ontario, and Nova Scotia, in connection with its private placement of 34,254,000 special warrants for approximately $12.9 million (Cdn $17.1 million), which closed on August 10, 2004.  The prospectus qualifies for distribution an aggregate of 34,354,000 common shares and 17,127,000 common share purchase warrants issuable upon the exercise of the previously issued Special Warrants.  Each whole common share purchase warrant entitles the holder to purchase one additional common share at a price of Cdn $0.65 at any time until February 10, 2006.  The prospectus also qualifies for distribution 1,712,700 Compensation Options to the underwriters.  Each Compensation Option entitles the holder to purchase, at any time before

QUEENSTAKE RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – SEPTEMBER 30, 2004

August 10, 2004, one unit; each unit will consist of one common share and one-half of one common share purchase warrant; one whole common share purchase warrant will entitle the holder to purchase one additional common share at a price of Cdn $0.65 until February 10, 2006.

On October 25, 2004, the Company granted 2,915,000 stock options to employees and non-director officers.  Each stock option has a strike price of Cdn $0.57, expiring in October 24, 2009.  The stock options granted vest and are exercisable as to 50% immediately and 50% on October 25, 2005.

On October 25, 2004, the Company agreed with NPG to extend the due date of the Note to the earlier of November 15, 2004 or the first business day following completion by NPG of a financing transaction as announced on October 20, 2004.

QUEENSTAKE RESOURCES LTD.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Christopher Davie, Queenstake Resources Ltd., Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November XX, 2004

/s/ Christopher Davie

Chief Executive Officer

QUEENSTAKE RESOURCES LTD.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, John F. Engele, Queenstake Resources Ltd., Chief Financial Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November XX, 2004

/s/ John F. Engele

Chief Financial Officer